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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                             ---------------------


                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9


                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ------------------------

                             VITRONICS CORPORATION
                           (Name of Subject Company)

                             VITRONICS CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         Title of Class of Securities)

                                   928503101
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             JAMES J. MANFIELD, JR.
                      PRESIDENT & CHIEF EXECUTIVE OFFICER
                             VITRONICS CORPORATION
                                 1 FORBES ROAD
                         NEWMARKET, NEW HAMPSHIRE 03857
                                 (603) 659-6550
           (Name, Address and Telephone Number of Persons Authorized
             to Receive Notice and Communications on Behalf of the
                         Person Filing this Statement)

                                   COPIES TO:

                             ROGER M. BARZUN, ESQ.
                               60 HUBBARD STREET
                          CONCORD, MASSACHUSETTS 01742
                                 (508) 287-4275
                                      AND
                            MICHAEL F. SWEENEY, ESQ.
                                DUFFY & SWEENEY
                            300 TURKS HEAD BUILDING
                         PROVIDENCE, RHODE ISLAND 02903
                                 (401) 455-0700

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                                EXPLANATORY NOTE



This Statement ("AMENDMENT NO. 1") amends the Schedule 14D-9 filed with the Securities and Exchange Commission by Vitronics Corporation (the "COMPANY") on September 9, 1997 (the "ORIGINAL SCHEDULE 14D-9") which relates to an offer by DTI Intermediate, Inc., a Delaware corporation, a wholly-owned subsidiary of Dover Technologies International, Inc., a Delaware corporation, (an indirect wholly-owned subsidiary of Dover Corporation, Delaware corporation) to purchase all of the shares of the outstanding common stock of the Company.



ITEM 4. THE SOLICITATION OR RECOMMENDATION.



Item 4 is hereby amended to refer to the opinion, as amended, of Scott-Macon Securities, Inc., an affiliate of Scott-Macon, Ltd., that the $1.90 per Share in cash to be received by the holders of Shares pursuant to the Offer and Merger Agreement is fair to such shareholders from a financial point of view.



The fairness opinion has been amended to delete the reference to the confidentiality of the opinion and the specific statement referencing reliance on it. The amended opinion is filed as Exhibit (a)(4)(i) to this Amendment No. 1.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.



    Item 9 is hereby amended to add the following:



    (a)(4)(i) Opinion of Scott-Macon Securities, Inc. dated September 3, 1997, as amended.


                            ------------------------

                                       2
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                                   SIGNATURE



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             VITRONICS CORPORATION

                                             By:        /s/ JAMES J. MANFIELD, JR.
                                                        ------------------------------------------
                                                        James J. Manfield, Jr.
Date: October 2, 1997                                   President & Chief Executive Officer


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                                 EXHIBIT INDEX



EXHIBIT NO.                                                DESCRIPTION

(a)(4)(i)      Opinion of Scott-Macon Securities, Inc. dated September 3, 1997, as amended.


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